U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

1. Name and Address of Reporting Person   4. Statement for Month/Year
     Capps, Thos. E.                              February 1996
     Riverfront Plaza - West
     901 E. Byrd Street, 17th Floor       5. If Amendment, Date of
     Richmond, VA 23219                      Original (Month/Year)

2. Issuer Name and Ticker or Trading Symbol 6. Relationship of Reporting
     Dominion Resources, Inc. (D)              Person to Issuer
                                               Officer
                                               Chairman of the Board,
3. IRS or Social Security Number of            President and Chief
   Reporting Person (Voluntary)                Executive Officer
     ###-##-####


Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially
                             Owned
1.   Title of Security                    Common Stock
2.   Transaction Date                     02/23/1996
3.   Transaction Code                     J (01) V
4.   Securities Acquired (A) or Disposed of (D)
     Amount                               14,602
     (A) or (D)                           A
     Price                                (01)
5.   Amount of Securities Beneficially
       Owned at End of Month              __________________
6.   Ownership Form: Direct (D) or Indirect (I)     __________________
7.   Nature of Indirect Beneficial Ownership   __________________


1.   Title of Security                    Common Stock
2.   Transaction Date                     02/23/1996
3.   Transaction Code                     J (02) V
4.   Securities Acquired (A) or Disposed of (D)
     Amount                               9,542
     (A) or (D)                           D
     Price                                (02)
5.   Amount of Securities Beneficially
       Owned at End of Month              56,703.497
6.   Ownership Form: Direct (D) or Indirect (I)     D
7.   Nature of Indirect Beneficial Ownership   __________________


1.   Title of Security                    Common Stock
2.   Transaction Date                     _____________
3.   Transaction Code                     _____________
4.   Securities Acquired (A) or Disposed of (D)
     Amount                               _____________
     (A) or (D)                           _____________
     Price                                _____________
5.   Amount of Securities Beneficially
       Owned at End of Month              11,582
6.   Ownership Form: Direct (D) or Indirect (I)     I
7.   Nature of Indirect Beneficial Ownership   By Trustee of Employee
                                               Savings Plan

1.   Title of Security                    Common Stock
2.   Transaction Date                     _____________
3.   Transaction Code                     _____________
4.   Securities Acquired (A) or Disposed of (D)
     Amount                               _____________
     (A) or (D)                           _____________
     Price                                _____________
5.   Amount of Securities Beneficially
       Owned at End of Month              473.119
6.   Ownership Form: Direct (D) or Indirect (I)     I
7.   Nature of Indirect Beneficial Ownership   By Daughter


1.   Title of Security                    Common Stock
2.   Transaction Date                     _____________
3.   Transaction Code                     _____________
4.   Securities Acquired (A) or Disposed of (D)
     Amount                               _____________
     (A) or (D)                           _____________
     Price                                _____________
5.   Amount of Securities Beneficially
       Owned at End of Month              473.119
6.   Ownership Form: Direct (D) or Indirect (I)     I
7.   Nature of Indirect Beneficial Ownership   By Daughter

Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned

1.   Title of Derivative Security         __________________

2.   Conversion or Exercise Price of
      Derivative Security                 __________________

3.   Transaction Date                     __________________

4.   Transaction Code                     __________________

5.   Number of Derivative Securities Acquired (A)
      or Disposed of (D)                  __________________

6.   Date Exercisable                     __________________

     Expiration Date                      __________________

7.   Title and Amont of Underlying Securities

     Title                                __________________
     Amount or Number of Shares           __________________

8.   Price of Derivative Security         __________________

9.   Number of Derivative Securities
      Beneficially Owned at End of Month  __________________

10.  Ownership of Derivative Security: Direct (D)
      or Indirect (I)                     __________________

11.  Nature of Indirect Beneficial Ownership   __________________

Explanation of Responses:

(01) Shares of Restricted Stock awarded under the Dominion Resources, Inc. Long-term Incentive Plan (the Plan) in an exempt transaction under old rule 16b-3. These shares of Restricted Stock will vest no later than March 15, 1999, in an amount ranging from 50% to 100% of the Restricted Stock granted under the terms of the Plan.

(02) These shares of Restricted Stock were part of an overall award of 10,500 shares of Restricted Stock awarded to Mr. Capps under the Plan on February 19, 1993, in a transaction exempt under old Rule 16b-3. The shares being reported as disposed of have been forfeited and returned to Dominion Resources, Inc. (the Company) pursuant to the provisions of the Restricted Stock Award Agreement between Mr. Capps and the Company, which Agreement was made pursuant to and subject to the provisions of the Plan. This disposition is also an exempt transaction under old Rule 16b-3.

Capps, Thos. E.